Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

October 3, 2005

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professionals Direct, Inc. Form 10-KSB for fiscal year ended December 31, 2004 Filed March 16, 2005 Schedule 14A Filed April 19, 2005 File No. 000-49786

Dear Messrs. Rosenberg and Atkinson and Ms. Ignat:

                    We are counsel to Professionals Direct, Inc. ("PDI"). PDI received your letter dated September 15, 2005, in which you provided comments on PDI's Form 10-KSB for the fiscal year ended December 31, 2004. On September 23, 2005, we contacted Mr. Atkinson and discussed the comment letter and PDI's response. As we discussed, PDI is diligently working on preparing a response to the comment letter and we expect to file the response no later than October 25, 2005.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 3, 2005

___________________________

                    We look forward to addressing each of your comments and appreciate your assistance with this matter. If you have any questions or concerns about this letter or our response, please do not hesitate to contact me or Gordon Lewis at (616) 752-2752.

Very truly yours,

/s/ Lawrence R. Duthler

Lawrence R. Duthler